Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

NAME	STATE OF INCORPORATION
Albert’s Organics, Inc.	California
Natural Retail Group, Inc.	Delaware
United Natural Foods, Inc.	Delaware
United Natural Foods West, Inc.	California
United Natural Trading, Inc. Co. d/b/a Hershey Import Company, Inc.	Delaware
United Natural Transportation Co.	Delaware
Springfield Development LLC	Delaware